

Mail Stop 4720   May 11, 2017

<u>Via E-mail</u>
Rajinder P. Singh
Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

> **Re: BankUnited, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-35039**

Dear Mr. Singh:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Gus Rodriguez

           Gus Rodriguez
           Accounting Branch Chief
           Office of Financial Services